Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oakbrook, IL 60523

March 29, 2005

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Peggy Lee - Senior Counsel

Re: Inland Western Retail Real Estate Trust, Inc.
Post-Effective Amendment No. 1 to Form S-11
Registration No. 333-118860
Withdrawal of Post-Effective Amendment No. 1

Dear Ms. Lee:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Inland Western Retail Real Estate Trust, Inc., a Maryland corporation (the "Company"), hereby respectfully applies to the Securities and Exchange Commission to withdraw the Company's Post-Effective Amendment No. 1 to its Form S-11 registration statement, filed on March 16, 2005 (the "Post-Effective Amendment").

The Company seeks to withdraw the Post-Effective Amendment, which the Company filed to update information in certain sections of their prospectus, because the Staff of the Commission has advised counsel for the Company that we should withdraw the Post-Effective Amendment because we do not intend to seek effectiveness.

If the Staff has any questions regarding this application for withdrawal, please feel free to contact the Company's counsel, David J. Kaufman, Esq. of Duane Morris LLP at (312) 499-6741.

Sincerely,

/s/ Lori J. Foust

Lori J. Foust
Principal Accounting Officer